ZKGC New Energy Ltd.

12 Xinxiangdi Jiari

Laocheng Town, Chengmai County, Hainan Province 571924

People’s Republic of China

May 13, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Patrick Fullem
Geoffrey Kruczek
Dale Welcome
Kevin Stertzel

Re: ZKGC New Energy Ltd

Amendment No. 2 to Registration Statement on Form F-1

Filed April 18, 2022

File No. 333-262334

Ladies and Gentlemen,

ZKGC New Energy Ltd. (“ZKGC Cayman”) submits this letter in connection with the Company’s filing today of Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form F-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated May 2, 2022 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 2 to Registration Statement on Form F-1 filed April 18, 2022

Cover Page

1. We note your response to prior comment 4. Please expand here, the summary and risk factors to clarify that Chinese regulatory authorities could disallow the VIE structure, which could likely result in a material change in your operations. Also, in addition to disclosing on the cover page that trading in your securities may be prohibited under the HFCAA, also disclose that your securities may be delisted.

Response to Comment 1

As requested, we have set forth the following disclosure on the cover page under the heading “Risks Arising From Our VIE Structure”:

Greatest among the risks is the significant possibility that the Chinese government or its judiciary could decide that the VIE structure violates Chinese laws and policies and is, therefore, unenforceable. Such a decision would remove most of the value of the Ordinary Shares being offered by the prospectus. In particular, because China’s laws prevent foreign ownership of companies providing value-added telecommunications services in China, ZKGC Cayman could not assume direct ownership of Hainan ZKGC and would be forced to either enter into a different business activity or dissolve. The likely result of a determination by the Chinese government that the VIE relationship between ZKGC Cayman and Hainan ZKGC is illegal would be that Cayman ZKGC would have no source of revenue and would become, effectively, worthless.

We have also set forth the following disclosure in the Summary on page 2:

We may find that we are unable to consolidate the financial results of the VIE with the financial statements of ZKGC Cayman if the Chinese government or judicial system determine that the relationship we created between Zhongke WFOE and Hainan ZKGC violates Chinese law or policy, a determination that would likely eliminate Zhongke WFOE’s control over Hainan ZKGC and so terminate its status as Primary Beneficiary. In the event of such a determination, the relationship between ZKGC Cayman and Hainan ZKGC would likely terminate, in which case ZKGC Cayman would be forced to undertake a different business activity or to terminate its business activities and dissolve, in which case investors would lose most or all of their investment.

In addition, we added the following text to the Risk Factor on page 21:

Although we cannot predict with certainty the results that would occur if the Chinese government or its judiciary determined that VIE relationships such as ours are illegal, it does appear likely that the relationship between ZKGC Cayman and Hainan ZKGC would end. Because foreign ownership of companies providing value-added telecommunications services in China is barred by Chinese regulations, we would not be able to replace the VIE relationship with direct ownership of Hainan ZKGC by ZKGC Cayman. ZKGC Cayman would, therefore, be left with the choice of entering into a different business activity or terminating its business operations and dissolving. Dissolution under those circumstances would likely cause investors in ZKGC Cayman to lose most or all of their investment.

Finally, as requested, we have added the following sentence to the disclosure concerning the HFCAA on our cover page under the heading “Risks Arising from Chinese Government Regulation”:

In addition, under those circumstances, it would be likely that our Ordinary Shares would be removed from any U.S. trading platform on which they were listed.

2. We note your response to prior comment 3. Disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether you have ever faced difficulties or limitations in your ability to transfer cash between subsidiaries, and whether you have cash management policies in place that dictates the amount of such funding. Also disclose whether you have cash management policies/procedures that dictate how funds are transferred and describe any limitations on the amount of funds you can transfer out of China and if you have policies to address such limitations.

Response to Comment 2

For purposes of clarity, it should be noted that the only entities identified in the prospectus that have operations are the VIE, Hainan ZKGC, and its 99%-owned subsidiary, Network ZKGY. Moreover, Network ZKGY is simply a holding company for the intellectual property used in business of managing the charging stations distributed by Hainan ZKGC. Therefore, there is no opportunity for “cash generated from one subsidiary (to be) used to fund another subsidiary’s operations.”

As requested, we have expanded the disclosure on the cover page under the heading “Risks Relating to Cash Flow Between ZKGC Cayman and Hainan ZKGC” to include the following:

To date, no funds have been transferred from Hainan ZKGC to Zhongke WFOE or from Zhongke WFOE to ZKGC Cayman or its subsidiary or its shareholders, nor has any attempt been made to effect such a transfer of funds. Because we and Hainan ZKGC both expect that for the foreseeable future all funds available to Hainan ZKGC will be used to fund the expansion of operations of Hainan ZKGC, neither Hainan ZKGC nor any of ZKGC Cayman or its subsidiaries has implemented any policies regarding transfer of funds between the VIE and Cayman ZKGC or its subsidiaries, including Zhongke WFOE, its PRC subsidiary.

Even when circumstances would make it reasonable for Hainan ZKGC to make distributions to Zhongke WFOE and for Zhongke WFOE to in turn transfer those funds to ZKGC Cayman, it is not certain that government regulations will permit Hainan ZKGC to make such distributions. In general, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implement capital control measures that severely restrict the flow of cash into and out of China. The primary measures restricting inflow and outflow of cash are the restrictions on conversion of Renminbi into foreign currencies, such as the Cayman Islands Dollar or the U.S. Dollar. Under existing PRC foreign exchange regulations, payments of current account items, such as distributions of profits, interest payments, and trade and service-related transactions, can be made by a Chinese enterprise in foreign currencies without approval by SAFE, provided certain registration procedures are completed. Therefore, under current regulations, profits generated by the operations of Zhongke WFOE could be distributed upstream to ZKGC Cayman. On the other hand, if Cayman ZKGC were to raise capital and lend it to Zhongke WFOE for the use of Hainan ZKGC, the loans could not be repaid in currency other than Renminbi without approval of SAFE.

In 2016, when the value of the Renminbi against other currencies weakened, significant capital outflows from China occurred, which led the PRC government to impose more restrictive foreign exchange policies. These included more thorough scrutiny of cross-border transactions classified as current account transactions. It would not be surprising if the PRC government in the future further restricts the current accounts transaction window for outflows of cash. Any such further restrictions would increase our difficulty in funding dividends paid from China to ZKGC Cayman.

The actual and potential restrictions on the flow of cash from our VIE and/or our WFOE to Cayman ZKGC is exacerbated by the uncertainty regarding the legality of the VIE contracts between Zhongke WFOE and Hainan ZKGC. The uncertainty regarding the legality of the relationship between ZKGC Cayman and Hainan ZKGC may cause Hainan ZKGC and/or Zhongke WFOE to experience difficulties in completing the administrative procedures necessary to allow Hainan ZKGC to distribute funds to Zhongke WFOE and for Zhongke WFOE to distribute to ZKGC Cayman any funds received from Hainan ZKGC. It may be impossible, therefore, for ZKGC Cayman (and, therefore, its shareholders) to realize any benefit from the operations of its VIE.

Prospectus Summary

Chinese Government Regulations That May Affect Us or our VIE, page 4

3. We note your response to prior comment 7 and reissue in part. Please describe the consequences to investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Provide disclosure as to how it was determined that no permissions or approvals were necessary. Ensure your revisions address permissions or approvals to operate your business, in addition to those required to offer shares and list securities.

Response to Comment 3

As requested, we have added the following text to the disclosure on page 4 under the heading “Chinese Government Regulations That May Affect Us or our VIE”:

Each aspect of the business operations of our VIE, Hainan ZKGC, and each aspect of the relationship of ZKGC Cayman and its subsidiaries with Hainan ZKGC is the subject of one or more regulations imposed by the government of the PRC or the PRC Provincial governments. The risks of non-compliance are several: we or our VIE could be denied a necessary license or permission; we or our VIE could inadvertently overlook the requirement to obtain a license or permission; we or our VIE could obtain the necessary license or permission but fail to comply with the regulations governing the regulated activity; or the regulations could change in a way that interferes with our ability to carry out our business plan. Any of these situations could prevent us from carrying out our business plan and result in loss to our investors.

The consequences of failure or inability to conform our conduct, or that of our VIE, to government policy will vary: the significance of the consequence will tend to reflect the level of concern that the government holds for the subject of the regulation. If Hainan ZKGC fails to comply with government regulation of the operation of charging stations, the penalties could range from a fine to a revocation of its license to carry on the charging station business. If we fail to comply with regulations regarding financial matters (securities offerings, cash flows, the VIE structure itself), the penalties could range from significant civil penalties (e.g. revocation of business licensee) to criminal penalties.

We have tried to be scrupulous in ascertaining the obligations that Chinese government regulations impose on us. In connection with the regulations applicable to Hainan ZKGC’s charging station business, Hainan ZKGC has primarily relied on the expertise of its Chairman, Liao Jinqi, who has eight years of executive experience in the charging station business. With regard to PRC regulation of the involvement of offshore entities and investors with Chinese companies, we have consulted Chinese legal counsel and received their opinions and assurances.

The following paragraphs classify the principal regulations with which we must comply by reference to the aspect of our business to which they apply:

The Charging Station Business. Our current business of installing and operating charging stations in Hainan Province requires the involvement of the government at four points; the same points (with a different provincial authority) will apply when we expand our operations onto the Chinese mainland:

●	To initiate the business of providing EV charging services, Hainan ZKGC was required to register with, and obtain approval from, the Hainan Province Development and Reform Commission;
●	Prior to each installation of a charging station, Hainan ZKGC is required to register the construction and operation plan for the charging station with the County and receive approval of the plan;
●	Each installation of a charging station requires a construction permit: if the charging station is being installed on an existing parking lot or other commercial location, Hainan ZKGC requires a construction permit from the local Land Reserve and Development Department; if the installation will be made on raw land, Hainan ZKGC also requires a zoning permit from the Residential Construction and Planning Department of the local township.
●	Prior to placing any charging station into service, inspection and approval must be obtained from the local township, the construction department, and the relevant electric utility.

Hainan ZKGC believes that it is in full compliance with all of the aforesaid regulations.

General

4. We note your response to prior comment 2 and reissue in full. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, we note the disclosure on the cover page of “Risks Relating to our VIE Structure.”

Response to Comment 4

As requested, we have replaced every use of the phrase “our VIE” with the phrase “the VIE.” We have also searched for any other use of “we” or “our” in connection with the VIE and have replaced any that indicated identity, ownership or control.

5. Please disclose, in a separate section, whether you have directors, officers or senior management located in China or Hong Kong. If so, state that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Add appropriate risk factor disclosure. Also, if you have at least one director or officer located in China or Hong Kong, please discuss the limitations and difficulties of bringing an action against that one director or officer.

Response to Comment 5

As requested, we have added the following section to the prospectus at page 28:

ENFORCEMENT OF CIVIL LIABILITIES IN THE PRC

At present, ZKGC Cayman has only one member of its Board of Directors, Liao Jinqi, who is also the only executive officer of ZKGC Cayman. Mr. Liao is a resident of Hainan Province in the PRC. As our operations expand, we expect to increase the numbers of our managers, both directors and officers. It is likely, however, that all or most of our executives will also be residents of the PRC.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism.

Efforts by shareholders of ZKGC Cayman to obtain recourse against the management of ZKGC Cayman in U.S. or Cayman Islands courts will likely be unavailing. It will be difficult for the shareholders of ZKGC Cayman to effect service of process upon members of our management who reside in China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands or the United States. Therefore, even if a shareholder were successful in obtaining judgment against a member of ZKGC Cayman in a U.S. or a Cayman Islands court, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Respectfully submitted,

/s/ Liao Jinqi
Liao Jinqi
Chief Executive Officer